
September 18, 2020

John Fowler
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, CA 94080

> **Re: Kezar Life Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 11, 2020**
> **File No. 333-248752**

Dear Mr. Fowler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime L. Chase, Esq.